Ex. 12

VECTREN UTILITY HOLDINGS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Twelve months	Nine months	Nine months
	Ended	Ended	Ended
	September 30,	September 30,	September 30,
	2005	2005	2004

Earnings: (1)
Net income (2)	$96,100	$64,856	$51,911
Income taxes	63,060	42,706	32,681
Equity in losses (income) of equity investee, net of distributions	-	-	(127)
Fixed Charges (See below) (3)	68,885	51,411	50,890
Less: Preferred stock dividend	6	4	11
Total adjusted earnings	$228,039	$158,969	$135,344
Fixed charges: (3)
Total interest expense	$67,991	$50,755	$50,173
Interest component of rents	888	652	706
Preferred stock dividend	6	4	11
Total fixed charges	$68,885	$51,411	$50,890

Ratio of earnings to fixed charges	3.3	3.1	2.7

(1)
For the purposes of computing these ratios, earnings consist of pretax net income before income (losses) from equity investees, fixed charges, and less preferred stock dividends of a consolidated subsidiary.

(2)	Net income, as defined, is before preferred stock dividend requirement of subsidiary and cumulative effect of change in accounting principle

(3)
Fixed charges consist of total interest, amortization of debt discount, premium and expense, the estimated portion of interest implicit in rentals, and preferred stock dividends of a consolidated subsidiary.